RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

October 31, 2002   Trading Symbol: TSX: RNG

UNDERGROUND DRILLING UPDATE AT EL VALLE
New High Grade Zone in Main pit

Toronto – Rio Narcea Gold Mines Ltd. today released initial results of the underground drilling program in progress below the Boinas East pit at El Valle. Approximately 6,100 meters of drilling in 67 holes have completed the planned 25 meter by 25 meter grid on the east-west oriented Monica zone of gold mineralization (Figure 1). Of the 67 holes, 61 holes encountered a total of 811 meters of mineralization in 177 drill intercepts with an average grade of 7.0 g/t gold (Table 1). The drilling program targeted three parallel lenses of mineralization with an average individual width of 4.6 meters in an area that extends over a strike length of 235 meters. The zone has been tested over a down-dip extent of 200 meters between the 350 meter and 150 meter levels. With 1.9 kilometers of access ramp completed at El Valle by the end of the third quarter 2002, a 4,000 meter drilling program is now starting to close the infill grid on the Monica zone to a 12.5 meter by 25 meter spacing for reserve definition.

Simultaneous with the reserve definition program, underground exploratory drilling will continue in the North Black Skarn zone and along strike to the east of the Monica zone where the last section of holes encountered some of the best mineralized intercepts to date. Hole B2067, the second from the last planned hole, intercepted 12.7 meters averaging 25.3 g/t gold between drilled intervals of 72.0 meters to 84.7 meters. The hole also encountered a second intercept of 14.2 meters averaging 6.0 g/t between drilled intervals of 43.1 meters to 57.3 meters. An additional underground drill has been mobilized to delineate this new extension.

Surface exploration drilling at El Valle also encountered significant results with a new high-grade intercept in the recently completed hole VAL 191. Testing the strike extension of mineralization in an under-explored area in the southeast quadrant of the El Valle pit, VAL 191 intercepted a drilled thickness of 9.1 meters averaging 27.8 g/t gold between down hole depths of 87.7 meters and 96.8 meters. The hole also intercepted a shallower zone of 6.8 meters averaging 10.8 g/t gold between the drilled depths of 36.3 and 43.1 meters.

VAL 191 was the second hole of a drilling program dedicated to investigate several isolated intercepts around the margins of the pit. The intercept is a 30 meter offset to hole VAL 107, drilled in June 1997, which intercepted 12.0 meters averaging 6.0 g/t gold between down hole depths of 176 meters and 188 meters.

This zone of mineralization, referred to as "Area 107" (Figure 1), is an oxidized breccia of jasperoid, clay, and porphyry intrusives within a fault zone that is approximately 40 meters thick. The zone has been tested by four holes along a strike length of approximately 90 meters and over a vertical extension of approximately 95 meters. The zone remains open at depth and along strike to the southeast. Gold intercepts for these four holes are shown in Table 2.

The Company has five drills in operation at El Valle including three conducting definition drilling below the Boinas East pit. Rio Narcea expects to complete a minimum of 12,000 meters of drilling during 2002 to expand its gold resources and reserve inventory. The drilling program was reviewed by Alan Riles, COO – Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral projects).

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Table 1. Boinas East Underground Infill Drilling Program* – Drill Hole Intercepts

Drill Hole	Drilled Interval (m)		Drilled Thickness (m)	Gold (g/t)
	From	**To**		
B2001	42.50	43.70	1.20	6.83
	54.10	57.35	3.25	9.94
	61.50	68.05	6.55	4.01
B2002	45.30	47.30	2.00	4.00
	74.05	76.05	2.00	3.00
B2003	40.30	41.25	0.95	5.72
	53.00	56.45	3.45	12.34
	61.10	65.30	4.20	7.35
	79.85	81.20	1.35	5.53
	104.40	105.65	1.25	9.20
B2004	53.40	55.20	1.80	8.83
	61.05	67.70	6.65	7.61
	71.85	75.00	3.15	6.80
	85.30	91.40	6.10	10.43
B2005	54.75	55.75	1.00	4.77
	63.70	69.00	5.30	10.97
B2006	50.80	54.05	3.25	7.03
	62.00	72.05	10.05	4.87
	77.50	79.45	1.95	3.46
B2007	55.00	56.35	1.35	4.00
	65.20	71.45	6.25	11.66
	89.65	94.00	4.35	15.43
B2008	63.90	69.35	5.45	8.64
B2009	54.50	59.05	4.55	6.23
	65.30	67.25	1.95	3.23
B2010	2.85	4.05	1.20	4.43
	8.45	9.50	1.05	5.67
	19.35	27.40	8.05	2.98
	43.30	49.30	6.00	3.65
B2011	8.50	9.80	1.30	6.23
	28.50	29.35	0.85	5.47
	38.35	42.60	4.25	3.04
	46.40	47.95	1.55	3.62
B2012	9.10	36.65	27.55	3.28
	42.95	44.45	1.50	5.53
	63.85	65.85	2.00	5.00
B2013	20.40	36.75	16.35	6.37
	41.20	46.30	5.10	3.28
	53.80	56.75	2.95	5.02
B2015	19.75	21.60	1.85	4.20
	30.55	36.15	5.60	9.70
	45.40	49.90	4.50	6.42
B2017	0.60	17.65	17.05	5.51
	34.15	38.75	4.60	6.68
	49.35	51.30	1.95	3.30
	61.80	65.35	3.55	12.47
B2019	21.80	23.15	1.35	6.67
	38.00	40.40	2.40	8.54
	46.40	48.00	1.60	3.67
	78.05	82.30	4.25	18.91
B2020	37.00	61.05	24.05	4.10
	77.85	78.80	0.95	3.73
	83.75	85.95	2.20	3.80
	92.40	94.05	1.65	6.03

Table 1. Boinas East Underground Infill Drilling Program* – Drill Hole Intercepts

Drill Hole	Drilled Interval (m)		Drilled Thickness (m)	Gold (g/t)
	From	To		
B2022	45.90	47.30	1.40	6.57
	55.10	57.15	2.05	3.30
	64.85	72.55	7.70	5.39
	92.50	96.90	4.40	3.94
	106.30	107.70	1.40	4.47
	145.10	146.45	1.35	4.13
B2023	5.60	6.80	1.20	4.10
	13.45	19.20	5.75	4.07
	32.60	34.10	1.50	3.69
	49.10	63.85	14.75	4.06
B2024	51.65	53.00	1.35	19.83
	57.85	60.85	3.00	3.60
B2026	44.50	46.50	2.00	5.13
	56.40	57.50	1.10	4.00
B2027	27.60	44.40	16.80	5.40
	54.00	56.40	2.40	2.50
B2028	4.90	8.00	3.10	7.81
	28.20	49.70	21.50	4.02
B2029	15.40	20.55	5.15	2.94
	26.00	34.70	8.70	2.82
B2030	22.65	23.75	1.10	22.13
	33.05	34.35	1.30	6.40
	44.85	46.75	1.90	18.53
	108.55	110.75	2.20	4.37
	115.15	123.30	8.15	4.60
B2031	46.45	50.70	4.25	4.49
B2032	21.10	25.75	4.65	3.37
	41.55	46.70	5.15	3.66
	57.45	71.00	13.55	12.73
	85.90	87.30	1.40	66.00
	90.45	91.90	1.45	6.97
	108.85	109.35	0.50	3.10
	114.65	116.15	1.50	3.18
B2033	4.65	11.80	7.15	4.74
	32.25	46.45	14.20	3.55
	44.20	45.25	1.05	6.20
B2034	31.50	33.60	2.10	3.97
	40.90	42.40	1.50	3.23
B2035	26.60	32.50	5.90	4.79
	44.05	54.50	10.45	10.51
B2036	39.10	39.80	0.70	3.29
B2037	11.30	13.10	1.80	6.60
	16.20	20.80	4.60	4.16
	41.10	47.80	6.70	6.55
	52.95	59.55	6.60	4.32
B2038	42.85	44.00	1.15	3.73
B2039	52.25	55.15	2.90	14.99
B2040	66.20	80.00	13.80	13.82
	87.30	89.30	2.00	7.90
	94.60	95.95	1.35	8.13
B2041	21.85	23.85	2.00	3.37
	27.85	29.00	1.15	4.00
	34.50	36.30	1.80	3.90
	72.00	78.40	6.40	16.38

Table 1. Boinas East Underground Infill Drilling Program* – Drill Hole Intercepts

Drill Hole	Drilled Interval (m)		Drilled Thickness (m)	Gold (g/t)
	From	To		
B2043	19.90	21.00	1.10	3.37
	46.50	55.20	8.70	5.53
	85.60	87.60	2.00	3.80
	97.25	100.05	2.80	13.34
B2044	1.50	31.35	29.85	4.17
	50.50	52.10	1.60	6.57
B2045	56.75	58.25	1.50	4.73
	64.40	66.15	1.75	4.83
B2046	11.20	14.40	3.20	4.83
	22.00	23.90	1.90	3.57
	34.80	47.30	12.50	3.49
B2047	50.95	55.25	4.30	10.74
B2048	7.40	8.65	1.25	10.77
	28.20	30.20	2.00	3.40
	38.75	40.05	1.30	5.03
B2049R	40.20	41.50	1.30	3.13
	46.55	52.70	6.15	13.93
	58.00	60.00	2.00	6.40
	67.00	68.50	1.50	3.66
B2051	51.80	53.20	1.40	9.23
	59.90	67.40	7.50	3.51
B2052	26.00	28.00	2.00	7.60
	36.20	37.55	1.35	3.60
	47.60	49.30	1.70	3.42
B2053	55.55	60.50	4.95	8.63
	67.20	70.75	3.55	5.81
B2054	25.05	27.10	2.05	6.50
	32.50	34.25	1.75	6.27
	54.75	55.25	0.50	10.33
	64.80	66.80	2.00	3.76
B2055	46.40	48.35	1.95	3.86
	89.50	91.70	2.20	11.07
B2056	32.45	33.30	0.85	9.17
	60.50	62.50	2.00	5.76
B2057	59.90	61.90	2.00	4.13
	72.40	80.35	7.95	22.22
B2058	22.80	24.25	1.45	7.77
	42.00	44.00	2.00	3.50
	53.50	55.50	2.00	4.40
	62.50	64.35	1.85	7.10
B2059	27.90	29.80	1.90	13.20
	48.00	49.15	1.15	3.90
	53.90	58.70	4.80	3.42
	63.80	70.20	6.40	7.84
B2060	13.70	15.70	2.00	6.20
	20.65	22.65	2.00	9.03
	35.10	39.50	4.40	3.43
	45.50	51.85	6.35	3.69
B2061	19.35	21.65	2.30	14.94
	27.75	34.25	6.50	23.08
	40.40	52.00	11.60	10.31
	113.10	115.10	2.00	3.17

Table 1. Boinas East Underground Infill Drilling Program* – Drill Hole Intercepts

Drill Hole	Drilled Interval (m)		Drilled Thickness (m)	Gold (g/t)
	From	To		
B2062	22.10	29.50	7.40	5.89
	51.30	51.95	0.65	4.33
	69.75	77.60	7.85	6.51
	106.60	107.90	1.30	4.70
	125.55	127.45	1.90	4.16
B2063R	40.05	54.65	14.60	9.20
B2064	44.65	45.75	1.10	7.60
	54.60	70.30	15.70	5.97
B2065	34.30	57.25	22.95	9.21
B2066	44.15	45.30	1.15	5.15
B2067	17.85	19.75	1.90	3.97
	25.40	26.40	1.00	3.50
	30.95	36.85	5.90	2.98
	43.10	57.25	14.15	6.03
	72.00	84.70	12.70	25.26
B2068	17.00	18.35	1.35	3.12
	29.45	42.00	12.55	5.75
Total			**810.85**	
B2014	No intercepts above 3 g/t Au			
B2016	No intercepts above 3 g/t Au			
B2018	No intercepts above 3 g/t Au			
B2021	No intercepts above 3 g/t Au			
B2025	No intercepts above 3 g/t Au			
B2050	No intercepts above 3 g/t Au			
Total number of unmineralized holes:			6	
Total number of mineralized holes:			61	
Total number of intercepts:			177	
Total width of mineralized intercepts (m):			811	
Average width of mineralized intercepts/hole (m):			13.3	
Average width of intercept (m):			4.6	
Average grade of intercept (g/t):			7.01	

Table 2. El Valle pit Area 107* – Drill Hole Intercepts

Drill Hole	Drilled Interval (m)		Drilled Thickness (m)	Gold (g/t)
	From	To		
VAL107	167.05	188.00	20.95	3.89
including	176.05	188.00	11.95	6.00
VAL188	22.40	34.50	12.10	2.40
including	27.50	29.10	1.60	9.20
	62.90	74.50	11.60	6.50
VAL 191	36.30	43.05	6.75	10.78
	87.70	96.75	9.05	27.81
including	87.70	93.10	5.40	41.33
VAL 192	47.95	54.50	6.55	1.71
	106.50	130.80	24.30	2.30
including	106.50	112.40	5.90	5.35
	135.80	137.10	1.30	24.13

* All samples have been independently assayed by (ISO 17025 certified) ITMA Laboratories of Oviedo, Spain. The gold assays are 1 assay tonne, fire assays with AA finish and include two duplicates, one standard, and one blank per batch of 25 samples.

Figure 1. Location map of Monica zone and Area 107


EL VALLE GOLD MINE
RIO NARCEA GOLD MINES, LTD.
Scale
100 m
Outline of
El Valle Pit
(in production)
Area 107
N
Underground
access ramp
Monica Zone
Outline of
Boinas East Pit
(mined out)